

October 31, 2013

By U.S. Mail and facsimile 202-296-1175

Steffanie J. Lewis
General Counsel
Baltia Air Lines, Inc.
1915 Eye Street NW- Fifth Floor
Washington, DC 20006-2118

Re: Baltia Air Lines, Inc. ("the company")
     File No.: 001-14519

Dear Ms. Lewis:

In your letter dated October 24, 2013, you requested that the staff waive the requirement to provide the inception to date cumulative financial data on an audited basis in the company's December 31, 2012 Form 10-K. The company's predecessor auditors audited the inception to date cumulative financial data from May August 24, 1989 to December 31, 2009. You represented that the company had various predecessor auditors over the years, one of which the PCAOB revoked its PCAOB registration and is no longer able to reissue its prior audit report on the cumulative financial data.

The staff would not object to your request. The staff's conclusion is based solely on the information provided in your letters. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant